9/10

03007575

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toys R US - Japan Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 01 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5073 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 3/20/03

TOYS"R"US®


Fun to Shop

# Toys"R"Us-Japan, Ltd.

## Annual Report 2001

The year ended January 31, 2002

## Private Brand and Exclusive Product Collection

TOYS"R"US worldwide group is continually looking for new private-brand and exclusive goods. They provide greater value to customers and create customer loyalty that ensures we remain the number one destination for the purchase of toys and other children's goods.


Exclusive Products

### E.T.

An enhanced, 20th anniversary version of Steven Spielberg's E.T. returns to cinema screens in 2002. We plan to release a wide range of E.T. items under an exclusive contract. Some items have gone on sale in advance of the movie and have been hugely popular.


Exclusive Products
E.T.
THE EXTRA-TERRESTRIAL
THE 20th ANNIVERSARY



# The World's Leading Resource for Kids,


Private Brand Products
ULTRA

### ESPECIALLY FOR BABY

ESPECIALLY FOR BABY is a brand tailored to the full range of infant-care needs. Parents find it convenient to shop for staples such as disposable diapers and baby lotion while browsing for new baby toys and non-toy goods.


Private Brand Products

### YOU & ME

This brand has brought dramatic changes. In the past, doll products were mostly sold as individual items. After Toys"R"Us Japan pioneered sales of set products, consisting of dolls and outfits, set selling became the dominant method in the Japanese market.


Private Brand Products

### BRUIN BEAR

The BRUIN BEAR brand of infant products has the greatest growth potential. The range now features subtle packaging colors, innovative designs and other features that help to create a refined elegance in keeping with the European origins of these items.

## Contents

Toys"R"Us-Japan opened its first store in Japan in 1991, challenging the traditional Japanese retail industry with its innovative "category dominant" format for the sales of toys for 0–15 year-old customers and their families. Astute management emphasizing "customer-first" policies, a rich variety of merchandise, sophisticated inventory control and everyday low prices ensured the success of expansion through new store openings in prime locations, and has given Toys"R"Us-Japan the largest share in the retail toy market in Japan.

# Families and Fun

## ANIMAL ALLEY

ANIMAL ALLEY plush was first introduced in 2000. It offers a comprehensive selection of basic stuffed animals, including bears, dogs and cats. The range includes the ideal soft and cuddly gift for everyone from children to grown-ups.


Animal Alley

## LIL CHEFS

The brand includes appliances and toy foods sized for young children. Toddlers and pre-schoolers love to help around the house, and the LIL CHEFS brand provides authentic kitchen goods and foods for spirited role-playing by future cooks.


Private Brand Products
Lil Chefs

## GIRL STUFF

The GIRL STUFF brand made its amazing debut last year with goods that are both chic and affordable. Reminiscent of goods in a costume jewelry store, the product assortment is targeted toward girls in the age group between childhood and adulthood.







## FUN YEARS

This is our great brand for preschoolers. As is obvious from the brand logo, our aim is to create preschool toys with a pop image. Many of our products have a musical theme, but we are also introducing basic preschool toys.


STATS

## STATS

STATS is a brand of miniature team sports equipment for children ages between 3 and 7. Young stars can exercise their motor skills with soft, lightweight balls and equipment that are suited to their abilities and tastes.


Fast Lane

## FAST LANE

The FAST LANE brand is one of our traditional categories. Despite fierce competition, it remains a powerful leader in the boys' toy category. Leading brands like Toyota, Subaru, Land Rover and BMW added to the radio control car range reflect Japanese market characteristics.

# President's Interview

**Today, Toys"R"Us-Japan fulfills the dreams of Japanese children and parents nationwide. In the year under review, we worked hard to fulfill the dreams of shareholders, too, with significant advancements in our high-margin private brand and exclusive goods, the *Shop in Shop* corners of the new Concept-Japan (C-J) format, and our automated distribution centers.**



**Q. Toys"R"Us-Japan outdistanced most major retailers in its business results for fiscal year 2001. To what do you owe your success in these challenging times?**

A. Net sales in fiscal year 2001 increased by 13.3% to ¥175.3 billion (US$1.3 billion). As a result, net income increased by 8.6% to ¥4.1 billion (US$31.1 million). I am very proud of these achievements by our company. In spite of the severest economic environment in recent memory, Toys"R"Us-Japan recorded positive gains in comparable-store sales. We were able to do this by successfully executing three of our business policies. Those were "Rich variety of merchandise," "Good in-stock position" and "Everyday low prices." As for merchandise, we had many hot items this year throughout the various sales categories, products such as video games, boys' and girls' character goods, and movie-related goods. We capitalized on this situation by maintaining sufficient inventories to support sales of popular items throughout the entire demand period. We did this through our strong relationships with suppliers, using our scale in the marketplace to secure commitments for the products our customers wanted. Finally, and I think most significant, the customers really responded well to the new *Shop in Shop* corners of our Concept-Japan (C-J) format, something I would like to return to later in this interview.


Net Sales (¥ millions)
115,399
134,557
154,685
175,255
'98
'99
'00
'01

**Q. You have always prided yourselves on leading the competition. What measures are you preparing now to maintain your lead?**

A. We track customer reactions to our C-J store format, and they think our stores are now more customer friendly. The C-J format consists of several *Shop in Shop* corners arranged in a "racetrack" for uninterrupted customer flow. We find that customers are most appreciative of our rich variety of products. The next most common comment is "Fun," which indicates to me that they appreciate the sense


Net Income (¥ millions)
1,405
2,438
3,809
4,136
'98
'99
'00
'01

of discovery we tried to build into our new *Shop in Shop* corners. And, thirdly is our policy of everyday low prices. The fact that low prices rank third behind wide selection and fun shows that we are adding value to the fun shopping experience, and that customers respond to more than merely low prices. I have been speaking of the success of our recent measures, and looking ahead, I see no reason to stop there. We will always seek to meet customers' needs by consistently finding the toys and child goods they want. This allows us to avoid price wars with less imaginative retailers.


Comparable-Store Sales Growth Trend (%)
0.7
-2.4
-1.2
-1.8
1.7
'97
'98
'99
'00
'01

**Q.** Please tell us a little more about TOYS"R"US value for the consumer.

First, I would like to talk about why we have succeeded in the Japanese market. When we arrived, Japanese had never seen such a large-scale specialty store before. We introduced one of the first global business models, low cost operations, efficient logistics, and, most of all, we customized it for local conditions and needs. For example, our stores follow not only the single-story, stand-alone format, but they are


Toys"R"Us-Japan Total Stores
64
76
91
111
120
'97
'98
'99
'00
'01

## Financial Highlights

| | As of or for the year ended January 31 | | | |
|---|---|---|---|---|
| | Millions of Yen | | | Thousands of U.S. Dollars |
| | 2000 (FY1999) | 2001 (FY2000) | **2002 (FY2001)** | **2002 (FY2001)** |
| Net Sales | ¥134,557 | ¥154,685 | **¥175,255** | **$1,318,702** |
| Operating Income | 6,172 | 8,406 | **8,550** | **64,336** |
| Net Income | 2,438 | 3,809 | **4,136** | **31,121** |
| Total Assets | 83,290 | 95,690 | **97,728** | **735,348** |
| Shareholders' Equity | 4,323 | 22,835 | **26,843** | **201,983** |
| | Yen | | | U.S. Dollars |
| Shareholders' Equity per Share | ¥ 142.10 | ¥ 663.44 | **¥ 779.50** | **$5.87** |
| Net Income per Share | 80.12 | 113.91 | **120.14** | **0.90** |
| Diluted Net Income per Share | — | 113.82 | **120.10** | **0.90** |

1. Results for the year ended January 31, 2002 were impacted by new accounting standards. Please refer to "New accounting standards" on page 28 for changes in accounting standards.
2. Yen amounts have been translated into U.S. dollar at the approximate rate of ¥132.90 to US$1.00 as of January 31, 2002, solely for the convenience of readers.
3. The summary financial data are derived from the Company's financial statements. These financial statements have been audited by Shin Nihon & Co. (former Century Ota Showa & Co.), independent certified public accountants. These financial statements are non-consolidated financial statements.
4. Per share amounts for the years ended January 31, 2000 and 2001 have been restated retroactively to reflect a 1:3 stock split which took place on November 20, 2001.

BABIES"R"US



This Shop in Shop format is a major traffic generator, specializing in infant supplies. Based on segmentation and targeting of the 0–3 age group, it is helping to attract repeat business and boost daily sales.

"R"ZONE



This area is targeted toward the 8–17 age group. A wide range of video games and electronic entertainment goods are offered.

Gift Bag


Animal Alley

also in shopping centers and multi-story urban locations. The final aspect of our success is that although our stores look very American, and hence exotically inviting, 80% of the merchandise is produced by Japanese manufacturers. The bottom line is, in Japan, there is nothing else like us. The totality of our shopping experience cannot be equaled elsewhere. One-stop shopping from 0 to 15 years, the variety, the presentation—everything adds up to unusually satisfying shopping.

Customers tell us that *Shop in Shop* is more customer friendly, making shopping more entertaining and all around more fun, which is precisely what we hoped to hear. Our goals were customer satisfaction and differentiation through an increase in private brand sales. The full-scale introduction of private brand goods began in FY1999. We are on schedule with the pace of our introduction, and we have met our sales and margin ratio targets.

We plan to continue with the roll out of the *Shop in Shop* corners throughout all of our 120 stores. Already, as of FY2001, GIRL STUFF and ANIMAL ALLEY are in all stores nationwide. We will continue to remodel existing stores, and the C-3 store format will be implemented in several new stores each year, based on careful analysis of the market and Economic Value Added (EVA™) at each store location.

When we opened our first store, the aging society was already a phenomenon. The market may not be growing, but it is not shrinking by very much, either. We find that spending per child is increasing, and this is bolstered by a rising trend in hobby and collector sales to adults, as Japanese society becomes more leisure oriented. On top of that, each year toy and educational manufacturers are coming us with new products, so our content remains fresh year after year, attracting and rewarding repeat visits.

We currently carry about 98 product categories in our stores. Of these, about 30% of total sales come from non-toy categories. By extending our range within the overall child market, in areas such as education, babies, sports and seasonal goods, we can greatly expand the scope of our potential sales.

We are also increasing our product depth in another dimension by ing beyond our core 0–15 year-old age segment. For example, we find that when kids come to buy something, adults discover something they like too, things like game software and hand-held karaoke player-microphones, so we are taking advantage of this added opportunity to consciously sell directly to parents and grandparents who visit our stores.

## Q. Please tell us more about the store expansion policy.

A. Our first goal was to open 100 stores by 2000 in the 10 years from 1991. We did that. Our long-term wish is to add 100 more stores in the next decade through 2010, an average of 10 stores per year. In addition, we are looking at creating a new concept besides TOYS"R"US in the Japanese market. I cannot be more specific now, but as an indicator of which direction we are looking, TOYS"R"US in the United States has multiple concept stores, such as KIDS"R"US, BABIES"R"US and IMAGINARIUM, to suit different market segments. Over the medium-to-long term, we are exploring new concepts created for the conditions we find in Japan.

Store expansion remains the steady driver of growth, and new store concepts will drive a second core of growth for us. Coming back to store expansion for a moment, we cover almost all the prefectures of Japan—primarily in the largest cities. Now, we are looking closely at the second and third largest cities in each prefecture. We have 120 stores now, but considering that the TOYS"R"US worldwide group, has over 1,500 stores, you can see the great extent of the growth potential in our market.

## Q. What are your strategies to become more profitable?

A. Summarizing FY2001, we hit our sales goals. However, margins declined because of the product mix this year. We were definitely the number-one place to shop last year, but the period saw major purchases of low-margin products such as video game hardware. We see this as part of a cyclical trend following the release of a new game platform. We can expect to see purchases of video game software, which has a higher margin than hardware, to follow from this point forward.

The margin mix to a certain extent depends on what products are selling well from year to year, but as a company, we can try to promote a higher composition ratio of private brand and exclusive goods. By this means, we are aiming to improve the margin. In addition, we are emphasizing

IMAGINARIUM



This specialized *Shop in Shop* format offers an extensive range of educational toys designed to foster the intellectual development of children.

ANIMAL ALLEY



ANIMAL ALLEY plush was first introduced in 2000. It offers a comprehensive selection of basic stuffed animals, including bears, dogs and cats. The range includes the ideal soft and cuddly gift for everyone from children to grown-ups.

GIRL STUFF



The GIRL STUFF brand made its amazing debut last year with goods that are both chic and affordable. Reminiscent of goods in a costume jewelry store, the product assortment is targeted toward girls in the age group between childhood and adulthood.



Concept-Japan Store Format

higher customer service in stores and endeavoring to maintain sales.

On the cost side, from this fiscal year, it is not dramatic, but our selling, general and administrative expenses (SG&A) ratio improved from 25.5% in FY2000 to 24.9% in FY2001. We are continuing to yield higher utilization rates from our new distribution centers, which will have a beneficial impact. We are also moving aggressively on lowering costs through better management of labor and renegotiations of rent. We are working hard on all of these aspects to improve our profit ratios for the benefit of shareholders.

**Q. Last question; would you like to direct a special message to overseas shareholders?**


9999

Store Management Staff Meeting with Customers

A. In past discussions with shareholders, some have raised the question of the liquidity of our shares on the Japanese market. We have taken direct steps to increase liquidity by decreasing the minimum trading unit from 500 shares to 100 shares on June 1, 2001. We also organized a stock split of 1:3 that took place on November 20, 2001. To attract individual shareholders, we have stepped up our shareholder services by awarding shareholders ¥3,000 TOYS"R"US gift certificates, for example. We believe it is critical to be responsive to the needs and opinions of our shareholders and will continue to serve their best interests in a timely and effective manner.

Manabu Tazaki, President


STARBUCKS COFFEE

Kohoku New Town Store


CS Associate



# Fun Is What We Do Best

Toys"R"Us-Japan has distinguished itself as the foremost retailer of toys and other products for children. As a company uniquely dedicated to fun and play, our mission is to always maintain the perspective of a kid's heart. We seek to learn the desires of kids and parents, fulfill their wishes in an entertaining and satisfying manner.

The challenge in our second decade is to increase our high customer satisfaction while extending our range of products from a toy-related universe into promising new areas of non-toy lifestyle goods and, as always, to be fun.


Management Policies
Rich variety of merchandise
Good in-stock position
Everyday low prices

## Merchandising

Private brand and exclusive goods add variety and differentiate Toys"R"Us-Japan from other retailers by extending the width and depth of our product line-up. Currently, we offer for sale private brand and exclusive goods in 26 various product categories. So for the customer, these goods make shopping at our stores more fun and exciting. Furthermore, their limited nature stimulates impulse and collector sales due to the products' premium values and uniqueness. That would be reason enough to stock private brand and exclusive goods in our stores. However, consider that these goods fill TOYS"R"US stores around the world, giving us worldwide economy of scale. What you get is lower purchase cost and higher selling price driven by customer demand, and that means a higher profit margin. Private brand and exclusive goods in total are now 11% of our total sales. For the sake of customers and shareholders, we will continue to increase this ratio.

Special Products Make Special

Special Products Make Special



Private Brand Products




Private Brand/Exclusive Goods Composition Rate (%)
3
6
11
15
'99
'00
'01
'02
(Forecast)


Fun



# Presentation

Toys"R"Us-Japan is creating a special place for every kid: distinctly branded corners of our stores with themes such as infant supplies at BABIES"R"US corners, educational toys at IMAGINARIUM corners, cosmetics, stationery and accessories for pre-teen and young teen girls at GIRL STUFF corners, and all manner of stuffed toys under the ANIMAL ALLEY mark. Under the Concept-Japan (C-J) store format adopted in fiscal year 2000, these specialty corners invite browsing, make shopping easier, increase the entertainment value of store visits and provide venues for product and consumer workshop events. The *Shop in Shop* corners are central to C-J, a broad strategy that optimally applies the TOYS"R"US model to the unique conditions in Japan. Since its launch, we have introduced C-J into remodeled existing stores and in newly constructed stores.

C-J's benefits to Toys"R"Us-Japan extend beyond happier customers by providing a fun shopping experience. It increases perception of product value and promotes sale of higher value products, leading to improvement of medium- and long-term margins.

Shopping Is Fun and Fast

Shopping Is Fun and Fast

**Current Status of Introduction of Concept-Japan and Shop in Shop**

| | '97 | '98 | '99 | '00 | '01 | Total |
|---|---|---|---|---|---|---|
| (1) CONCEPT JAPAN* | 0 | 0 | 3 | 18 | 11 | 32 |
| (2) BABIES"R"US | 1 | 6 | 14 | 7 | 0 | 28 |
| (3) "R" ZONE | 0 | 0 | 4 | 19 | 11 | 34 |
| (4) IMAGINARIUM | 0 | 0 | 0 | 12 | 21 | 33 |
| (5) GIRL STUFF | 0 | 0 | 2 | 46 | 72 | 120 |
| (6) ANIMAL ALLEY | 0 | 0 | 0 | 12 | 108 | 120 |

* Concept-Japan in FY2001 includes nine new stores and two remodeled stores.
* Concept-Japan, which opened after the autumn of FY2001, already includes *Shop in Shop* (3)–(6) built in as standard.

**Sales by Type of Merchandise**


Rental revenue
0.6%
Others
12.4%
Toys
23.0%
Entertainment goods
31.8%
Baby goods
24.7%
Sports goods and bicycles
7.5%

**Gross Margin Trend (%)**


31.9
30.7
31.2
30.9
29.8
'97
'98
'99
'00
'01

# Services

An expanding variety of services make Toys"R"Us-Japan a place where the family goes to hang out, see new things and grow together.  Demonstrations are a big part of our *Shop in Shop* corners. Periodically, various corners, such as BABIES"R"US, GIRL STUFF or IMAGINARIUM host demonstrations of new childcare techniques, including tips for first-time parents,  proper use of child safety car seats, hands-on product sampling and more. English classes and story hours for children combine education and imagination.  In 2001, baby food workshops at BABIES"R"US corners touched on eating behavior, motor development and nutrition for young children. In a successful trial, part-time "CS associates" greeted customers at various corners, located items and answered questions about products.  Their presence enhanced the shopping experience and created sales opportunities. In FY2001, the number of TOYS"R"US Card <ÆON> issued reached 1.5 million and we began offering TOYS"R"US Card <SAISON>. We extended our relationship with customers with special mailings to our database of card subscribers, offering exclusive discount coupons and gift certificates. 

Where the Family Goes for Fun

Demonstration Table



TOYS"R"US Card <ÆON>



TOYS"R"US Card <SAISON>






No

# Infrastructure Support

Proprietary operational systems, including purchasing, distribution and inventory tracking bring shopping fun to parents and kids by helping assure everyday low prices and good in-stock position. Our Kobe Distribution Center was inaugurated in 2001, and with Ichikawa Distribution Center, our two automated distribution centers serve 120 stores nationwide, with a capacity for 150 to 180 stores. The fully automated distribution centers allow stores to place orders by piece-picking. This is much more efficient than the single-pallet orders formerly accepted. Not only does it allow more frequent ordering, it plays a major role in reducing inventory of essential but infrequently selling products. Another benefit is the Minimum Safety Stocktaking system that automatically calculates appropriate inventory levels to suit sales volume for each store on a daily basis. From the beginning, we dealt directly with suppliers and carried out all-at-once deliveries to stores. We continue to expand and improve our infrastructure with the establishment of the two distribution centers in anticipation of our growth into a 200-store management system.

Can Duplicate Our Brand of Fun

Can Duplicate Our Brand of Fun


Inventory Control Flow Chart
Suppliers; about 750 companies
All-at-once delivery
Ichikawa D.C.
Kobe D.C.
Individual Store
Inventory movement between stores
Inventory movement between stores


Kobe Distribution Center

## Closing


TOYS R US
Associates make every guest feel special

# Our Fun Is Assuring Kids' Fun



Toys"R"Us-Japan is dedicated to customers first. We aim to provide the best presentation and best products in a store environment that is always fresh. It should be clear by now that Toys"R"Us-Japan is a unique presence in this country, where few retailers are following us as direct competitors in this 0-15 year-old kids' market. Our enthusiasm for selling and dedication to customer satisfaction present a strong formula for continuing success. By staying close to that special child-like place inside every heart where curiosity, love and imagination live, Toys"R"Us-Japan will continue to grow with its customers, investors and associates.


Store Network
Okinawa
2
Kyushu
11
Chugoku
6
Shikoku
3
Kansai
21
Chubu
20
Kanto
41
Tohoku
10
Hokkaido
6

# Financial Section

## Contents

## Non-Consolidated Financial Review

OPERATING RESULTS

### ○Net Sales

In FY2001 (the year ended January 31, 2002), there were several successful products such as *Beyblade*, *Game Cube* and *Game Boy Advance*. In addition, the Company aggressively promoted product differentiation with the private brand and exclusive products and expanded the *Shop-in-Shop* corners such as GIRL STUFF and ANIMAL ALLEY.

As a result, net sales through the 91 existing stores were 101.7% of the previous year's level, and total net sales increased by 13.3% to ¥175,255 million (US$1,318.7 million), a record for the Company.

**Year-on-Year Comparisons of Sales, Customer Numbers and Sales per Customer**

| | FY2001 | |
|---|---|---|
| All Stores | Sales | 113.3% |
| | Number of customers | 113.9% |
| | Sales per customer | 99.6% |
| Existing Stores* | Sales | 101.7% |
| | Number of customers | 101.2% |
| | Sales per customer | 100.5% |

*91 stores opened by FY1999


Net Sales and Gross Profit (¥ millions)
115,399
35,467
134,557
41,961
154,685
47,778
175,255
52,142
'98
'99
'00
'01
Net Sales
Gross Profit

### ○Cost of Sales and Gross Profit

The increase in net sales resulted in a 9.1% rise in gross profit on sales, which reached ¥52,142 million (US$392.3 million). However, the ratio of gross profit to net sales decreased by 1.1% to 29.8% due to the merchandise mix, despite aggressive introduction of private brand products.


SG&A Expenses and Ratio of SG&A Expenses to Net Sales
27,185
31,566
35,789
39,372
43,592
27.6
27.3
26.6
25.5
24.9
'97
'98
'99
'00
'01
SG&A Expenses (¥ millions)
Ratio of SG&A Expenses to Net Sales (%)

### ○SG&A Expenses and Operating Income

The ratio of selling, general and administrative expenses to net sales amounted to 24.9% in FY2001, a 0.6% reduction compared with the previous year. This reduction was mainly due to declines in the ratios of payroll and supplies to net sales of 0.3% each, offset by an increase in rent of 0.2% reflecting additional rent of ¥488 million

(US$3.7 million) related to fixed leasehold deposits due to the adoption of new accounting standards for financial instruments.

As a result, operating income increased by ¥144 million (US$1.1 million), or 1.7%, to ¥8,550 million (US$64.3 million).


Operating Income (¥ millions)
4,254
3,901
6,172
8,406
'97
'98
'99
'00
'01

### ○Other Revenue (Expenses)

Other revenue (expenses) included a change of ¥410 million (US$3.1 million) for the unrecognized benefit obligation recorded upon adopting the new accounting standards for employees' retirement and severance benefits. Interest expense (net) decreased as a result of increased interest income of ¥442 million (US$3.3 million) related to fixed leasehold deposits, reflecting the adoption of new accounting standards for financial instruments.

### ○Income before Income Taxes and Net Income

Income before income taxes increased by ¥454 million (US$3.4 million), or 6.3%, to ¥7,651 million (US$57.6 million), and net income increased by ¥327 million (US$2.5 million), or 8.6%, to ¥4,136 million (US$31.1 million). Net income per share increased by ¥6.23 (US$0.05), or 5.5%, to ¥120.14 (US$0.90).

## FINANCIAL POSITION

### ○Assets

Current assets and property and equipment increased by ¥2,289 million (US$17.2 million) and ¥2,436 million (US$18.3 million), or 8.2% and 9.2%, respectively, primarily reflecting an expansion of business. On the other hand, the Company sold a portion of fixed leasehold deposits, which amounted to ¥3,197 million (US$24.1 million) of the book value at the transaction date.

As a result, total assets increased by ¥2,038 million, or 2.1%, to ¥97,728 million (US$735.3 million).

# NON-CONSOLIDATED FIVE-YEAR SUMMARY

Toys"R"Us-Japan, Ltd.

| | As of or for the year ended January 31 | | | | | |
|---|---|---|---|---|---|---|
| | Millions of Yen | | | | | Thousands of U.S. Dollars |
| | 1998 (FY1997) | 1999 (FY1998) | 2000 (FY1999) | 2001 (FY2000) | **2002 (FY2001)** | **2002 (FY2001)** |
| Net sales | ¥98,536 | ¥115,399 | ¥134,557 | ¥154,685 | **¥175,255** | **$ 1,318,702** |
| Selling, general and administrative expenses | 27,185 | 31,566 | 35,789 | 39,372 | **43,592** | **328,006** |
| Operating income | 4,254 | 3,901 | 6,172 | 8,406 | **8,550** | **64,336** |
| Income before income taxes | 2,994 | 2,536 | 4,752 | 7,197 | **7,651** | **57,570** |
| Net income | 2,453 | 1,405 | 2,438 | 3,809 | **4,136** | **31,121** |
| Paid-in capital | 499 | 507 | 507 | 6,034 | **6,034** | **45,402** |
| Total assets | 67,063 | 75,551 | 83,290 | 95,690 | **97,728** | **735,348** |
| Shareholders' equity | (198) | 1,215 | 4,323 | 22,835 | **26,843** | **201,983** |
| Equity ratio (%) | — | 1.6 | 5.2 | 23.9 | **27.5** | |
| Number of employees | 541 | 655 | 761 | 846 | **924** | |
| | Yen | | | | | U.S. Dollars |
| Shareholders' equity per share | ¥ (6.61) | ¥ 39.95 | ¥ 142.10 | ¥ 663.44 | **¥ 779.50** | **$5.87** |
| Net income per share | 81.95 | 46.30 | 80.12 | 113.91 | **120.14** | **0.90** |
| Diluted net income per share | — | — | — | 113.82 | **120.10** | **0.90** |

1. Results for the year ended January 31, 2002 were impacted by new accounting standards. Please refer to "New accounting standards" on page 28 for changes in accounting standards.
2. Yen amounts have been translated into U.S. dollar at the approximate rate of ¥132.90 to US$1.00 as of January 31, 2002, solely for the convenience of readers.
3. The summary financial data are derived from the Company's financial statements. The financial statements have been audited by Shin Nihon & Co. (former Century Ota Showa & Co.), independent certified public accountants. The Company's financial statements are non-consolidated financial statements.
4. Per share amounts for the years ended January 31, 1998, 1999, 2000 and 2001 have been restated retroactively to reflect a 1:1,000 stock split which took place on February 1, 1999 and a 1:3 stock split which took place on November 20, 2001.

### ○Liabilities and Shareholders' Equity

Total liabilities decreased by ¥1,970 million (US$14.8 million), or 2.7%, mainly due to repayments of ¥5,640 million (US$42.4 million) of long-term debt on schedule, offset by an increase in accounts payable–trade of ¥4,002 million (US$30.1 million), or 18.1%.

Total shareholders' equity increased by ¥4,008 million (US$30.2 million), or 17.6%, due to net income of ¥4,136 million (US$31.1 million).

The result was a substantial improvement in the shareholders' equity ratio, which rose from 3.6% in the previous year to 27.5%.



Trends of Total Assets and Interest-bearing Debt (¥ millions)
67,083
35,318
75,551
39,205
83,290
50,500
95,690
41,580
35,476
'97
'98
'99
'00
'01


□ Total Assets
⁚ Interest -bearing Dept

### ○Cash Flow Analysis

Net cash provided by operating activities amounted to ¥10,119 million (US$76.1 million), which consisted primarily of income before income taxes of ¥7,651 million (US$57.6 million), depreciation and amortization of ¥2,374 million (US$17.9 million) and an increase in accounts payable–trade of ¥4,002 million (US$30.1 million), offset by payments for income taxes of ¥3,181 million (US$23.9 million).

In FY2001, the Company sold a portion of fixed leasehold deposits and raised funds of ¥3,359 million (US$25.3 million). This was shown as a result of investing activities, not financing activities, in the non-consolidated statements of cash flows. Net cash used in investing activities, net of the above, amounted to ¥3,776 million (US$28.4 million) due to purchase of tangible and intangible assets and payments for fixed leasehold deposits for new stores, amounting to ¥6,167 million (US$46.4 million) and ¥1,319 million (US$9.9 million), respectively.



Shareholders' Equity and Equity Ratio
-0.3
-198
1.6
1,215
5.2
4,323
23.9
22,835
27.5
26,843
'97
'98
'99
'00
'01


⁚ Shareholders' Equity (¥ millions)
□ Equity Ratio (%)

Net cash used in financing activities amounted to ¥6,217 million (US$46.8 million), mainly due to repayments of long-term debt.

As a result, cash and cash equivalents at the end of FY2001 increased by ¥137 million (US$1.0 million) compared with the beginning of the year.

# Non-Consolidated Balance Sheets

Toys"R"Us-Japan, Ltd.

*As of January 31, 2001 and 2002*

| ASSETS | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31 | | January 31 |
| | 2001 | 2002 | 2002 |
| **Current Assets:** | | | |
| Cash and cash equivalents | ¥ 734 | ¥ 871 | $ 6,553 |
| Accounts receivable–trade | 1,843 | 2,450 | 18,435 |
| Inventories (Note 5) | 22,088 | 22,910 | 172,384 |
| Deferred tax assets–current (Note 10) | 690 | 841 | 6,326 |
| Other current assets | 2,718 | 3,277 | 24,660 |
| Less: Allowance for doubtful accounts | (13) | - | - |
| Total current assets | 28,060 | 30,349 | 228,358 |
| **Property and Equipment:** | | | |
| Buildings and structures | 22,398 | 24,843 | 186,933 |
| Equipment | 9,677 | 11,068 | 83,277 |
| Other property and equipment | 1,253 | 1,905 | 14,334 |
| Less: Accumulated depreciation | (6,944) | (8,996) | (67,693) |
| Total property and equipment | 26,384 | 28,820 | 216,851 |
| **Other Assets:** | | | |
| Investment securities (Note 6) | 144 | 146 | 1,098 |
| Long-term prepaid expenses | 51 | 6,356 | 47,827 |
| Fixed leasehold deposits | 40,514 | 30,307 | 228,043 |
| Deferred tax assets–non-current (Note 10) | 66 | 220 | 1,658 |
| Other assets | 571 | 1,714 | 12,900 |
| Less: Allowance for doubtful accounts | (100) | (184) | (1,387) |
| Total other assets | 41,246 | 38,559 | 290,139 |
| Total assets | ¥95,690 | ¥97,728 | $735,348 |

The accompanying notes are an integral part of the statements.

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31 | | January 31 |
| | 2001 | **2002** | **2002** |
| **Current Liabilities:** | | | |
| Short-term loans (Note 7) | ¥15,900 | **¥15,436** | **$116,147** |
| Current portion of long-term debt (Note 7) | 5,640 | **880** | **6,622** |
| Accounts payable–trade | 22,119 | **26,121** | **196,543** |
| Accounts payable–capital expenditure | 1,691 | **678** | **5,104** |
| Other payables and accrued expenses | 3,551 | **3,590** | **27,011** |
| Income taxes payable (Note 10) | 2,842 | **3,482** | **26,202** |
| Other current liabilities | 732 | **750** | **5,640** |
| Total current liabilities | 52,475 | **50,937** | **383,269** |
| **Long-term Liabilities:** | | | |
| Long-term debt (Note 7) | 20,040 | **19,160** | **144,169** |
| Accrued pension cost (Note 8) | 17 | **430** | **3,237** |
| Other long-term liabilities | 323 | **358** | **2,690** |
| Total long-term liabilities | 20,380 | **19,948** | **150,096** |
| **Shareholders' Equity:** | | | |
| Common stock | | | |
| Authorized: | | | |
| 45,768,000 shares as of January 31, 2001 | | | |
| 45,768,000 shares as of January 31, 2002 | | | |
| Issued: | | | |
| 11,473,000 shares as of January 31, 2001 | | | |
| 34,437,000 shares as of January 31, 2002 | 6,034 | **6,034** | **45,402** |
| Additional paid-in capital | 9,503 | **9,503** | **71,509** |
| Retained earnings | 7,300 | **11,306** | **85,073** |
| Net unrealized gains on other securities | – | **1** | **7** |
| Less: Treasury common stock, at cost: | | | |
| 176 shares as of January 31, 2001 | | | |
| 228 shares as of January 31, 2002 | (2) | **(1)** | **(8)** |
| Total shareholders' equity | 22,835 | **26,843** | **201,983** |
| Total liabilities and shareholders' equity | ¥95,690 | **¥97,728** | **$735,348** |

# Non-Consolidated Statements of Income

Toys"R"Us-Japan, Ltd.

*For the years ended January 31, 2001 and 2002*

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31 | | January 31 |
| | 2001 | 2002 | 2002 |
| **Sales:** | | | |
| Net sales of goods | ¥153,778 | ¥174,237 | $1,311,037 |
| Rental revenue | 907 | 1,018 | 7,665 |
| Net sales | 154,685 | 175,255 | 1,318,702 |
| **Cost of Sales:** | | | |
| Cost of goods sold | 106,673 | 122,854 | 924,410 |
| Cost of rental revenue | 234 | 259 | 1,950 |
| Total cost of sales | 106,907 | 123,113 | 926,360 |
| **Gross Profit** | 47,778 | 52,142 | 392,342 |
| **Selling, General and Administrative Expenses** (Note 9) | 39,372 | 43,592 | 328,006 |
| **Operating Income** | 8,406 | 8,550 | 64,336 |
| **Other Revenue (Expenses):** | | | |
| Interest expense (net) | (1,102) | (623) | (4,686) |
| Commission revenue | 114 | 126 | 944 |
| Gain on sale of fixed leasehold deposits | – | 162 | 1,215 |
| Amortization of unrecognized benefit obligation at transition (Note 8) | – | (410) | (3,083) |
| Other (net) | (221) | (154) | (1,156) |
| Total other revenue (expenses) | (1,209) | (899) | (6,766) |
| **Income before Income Taxes** | 7,197 | 7,651 | 57,570 |
| **Income Taxes** (Note 10) | 3,388 | 3,515 | 26,449 |
| **Net Income** | ¥ 3,809 | ¥ 4,136 | $ 31,121 |

| | Yen | | U.S. Dollars |
|---|---|---|---|
| **Per Share:** (Note 1 (12)) | | | |
| Net income | ¥113.91 | ¥120.14 | $0.90 |
| Fully diluted net income | 113.82 | 120.10 | 0.90 |
| Cash dividend applicable to the year | 3.33 | 10.00 | 0.08 |

* Per share amounts for the year ended January 31, 2001 have been restated retroactively to reflect a 1:3 stock split which took place on November 20, 2001.

The accompanying notes are an integral part of the statements.

# Non-Consolidated Statements of Shareholders' Equity

Toys"R"Us-Japan, Ltd.

*As of January 31, 2001 and 2002*

| | | Millions of Yen | | | | |
|---|---|---|---|---|---|---|
| | Number of common stock outstanding | Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains on other securities | Treasury common stock |
| **Balance as of January 31, 2000** | 10,142,000 | ¥ 507 | ¥ 325 | ¥ 3,491 | – | – |
| Net income for the year ended January 31, 2001 | – | – | – | 3,809 | – | – |
| Purchases of treasury stock | – | – | – | – | – | ¥(2) |
| New stock issuance by public offering on April 25, 2000 | 1,300,000 | 5,525 | 9,178 | – | – | – |
| Exercise of warrants on December 31, 2000 | 31,000 | 2 | – | – | – | – |
| **Balance as of January 31, 2001** | 11,473,000 | 6,034 | 9,503 | 7,300 | – | (2) |
| Net income for the year ended January 31, 2002 | – | – | – | 4,136 | – | – |
| Sales of treasury stock | – | – | – | – | – | 1 |
| Cash dividends paid | – | – | – | (115) | – | – |
| Bonuses to directors | – | – | – | (15) | – | – |
| Unrealized gain on other securities | – | – | – | – | ¥1 | – |
| Exercise of warrants on July 31, 2001 | 6,000 | 0 | – | – | – | – |
| Stock split on November 20, 2001 | 22,958,000 | – | – | – | – | – |
| **Balance as of January 31, 2002** | 34,437,000 | ¥6,034 | ¥9,503 | ¥11,306 | ¥1 | ¥(1) |

| | | Thousands of U.S. Dollars | | | | |
|---|---|---|---|---|---|---|
| | Number of common stock outstanding | Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains on other securities | Treasury common stock |
| **Balance as of January 31, 2001** | 11,473,000 | $45,400 | $71,509 | $54,928 | – | $(18) |
| Net income for the year ended January 31, 2002 | – | – | – | 31,121 | – | – |
| Sales of treasury stock | – | – | – | – | – | 10 |
| Cash dividends paid | – | – | – | (863) | – | – |
| Bonuses to directors | – | – | – | (113) | – | – |
| Unrealized gain on other securities | – | – | – | – | $7 | – |
| Exercise of warrants on July 31, 2001 | 6,000 | 2 | – | – | – | – |
| Stock split on November 20, 2001 | 22,958,000 | – | – | – | – | – |
| **Balance as of January 31, 2002** | 34,437,000 | $45,402 | $71,509 | $85,073 | $7 | $ (8) |

The accompanying notes are an integral part of the statements.

# Non-Consolidated Statements of Cash Flows

Toys"R"Us-Japan, Ltd.

*For the years ended January 31, 2001 and 2002*

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31 | | January 31 |
| | 2001 | 2002 | 2002 |
| **Cash Flows from Operating Activities:** | | | |
| Income before income taxes | ¥7,197 | ¥7,651 | $57,570 |
| Adjustments: | | | |
| Depreciation and amortization | 1,926 | 2,374 | 17,860 |
| Decrease in fixed leasehold deposits offset against rent expenses | 430 | 402 | 3,025 |
| Payments of income taxes | (3,237) | (3,181) | (23,936) |
| Other (net) | 191 | (81) | (610) |
| Change in assets and liabilities: | | | |
| Increase in accounts receivable–trade | (208) | (606) | (4,563) |
| Increase in inventories | (2,935) | (821) | (6,180) |
| Increase in accounts payable–trade | 1,411 | 4,002 | 30,112 |
| Increase in other payables and accrued expenses | 383 | 53 | 397 |
| Increase (Decrease) in accrued pension cost | (2) | 413 | 3,111 |
| Other (net) | (547) | (87) | (650) |
| Net cash provided by operating activities | 4,609 | 10,119 | 76,136 |
| **Cash Flows from Investing Activities:** | | | |
| Payments for purchase of property and equipment | (5,498) | (5,815) | (43,751) |
| Payments for acquisition of intangibles | (307) | (352) | (2,650) |
| Payments for investment securities | (144) | - | - |
| Payments of fixed leasehold deposits | (5,153) | (1,319) | (9,924) |
| Collection of fixed leasehold deposits | 97 | 338 | 2,544 |
| Proceeds from a sale of fixed leasehold deposits | – | 3,359 | 25,274 |
| Other (net) | – | 13 | 98 |
| Net cash used in investing activities | (11,005) | (3,776) | (28,409) |
| **Cash Flows from Financing Activities:** | | | |
| Net decrease in short-term loans | (8,600) | (464) | (3,491) |
| Repayments of long-term debt | (320) | (5,640) | (42,438) |
| Proceeds from new stock issuance by public offering | 14,703 | - | - |
| Proceeds from exercise of warrants | 2 | 0 | 2 |
| Payments for acquisition of treasury common stock | (10) | - | - |
| Proceeds from sales of treasury common stock | 7 | 1 | 10 |
| Payments of dividends | – | (114) | (860) |
| Net cash (used in) provided by financing activities | 5,782 | (6,217) | (46,777) |
| **Effect of Exchange Rate Change on Cash and Cash Equivalents** | – | 11 | 84 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (614) | 137 | 1,034 |
| **Cash and Cash Equivalents at Beginning of Year** | 1,348 | 734 | 5,519 |
| **Cash and Cash Equivalents at End of Year** | ¥ 734 | ¥ 871 | $ 6,553 |

The accompanying notes are an integral part of the statements.

# Notes to Non-Consolidated Financial Statements

Toys"R"Us-Japan, Ltd.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(1) Basis of presentation**

The accompanying financial statements have been prepared from the accounts maintained by Toys"R"Us–Japan, Ltd. (the "Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In addition, the notes to the financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The Company has no subsidiaries to be consolidated or investments in affiliates which should be accounted for by the equity method, and hence does not prepare consolidated financial statements.

In presenting the accompanying financial statements, certain account balances have been reclassified for the convenience of readers outside Japan. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

**(2) Cash and cash equivalents**

For the purpose of the statements of cash flows, cash and cash equivalents consist of cash on hand and in banks which can be withdrawn on demand.

**(3) Marketable securities and investment securities**

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities be classified in one of four categories: trading securities, held-to-maturity securities, investment securities in subsidiaries and affiliates and other securities. During the years ended January 31, 2001 and 2002, the Company did not have any trading or held-to-maturity securities. Under the new accounting standards, investment securities in subsidiaries and affiliates are carried at cost determined by the moving average method. Other securities with a market value are stated at market value with changes in unrealized holding gains or losses, net of related deferred income tax assets or liabilities, reflected in shareholders' equity. Other securities without a market value are carried at cost determined principally by the moving average method.

Prior to February 1, 2001, marketable securities and investment securities are carried at cost determined by the moving average method.

**(4) Derivative financial instruments**

Derivative financial instruments are stated at the estimated fair value and the related unrealized gains or losses are charged to income.

**(5) Allowance for doubtful accounts**

Effective February 1, 2001, the Company provides an allowance for estimated bad debts based on past experience, plus an amount deemed necessary to cover possible losses on an individual account basis.

Prior to February 1, 2001, the allowance for doubtful accounts was based on the maximum amount deductible under Japanese Corporate Tax Laws (determined as a certain prescribed percentage applied to the balance of accounts receivable), plus an amount deemed necessary to cover possible losses on an individual account basis.

**(6) Inventories**

Merchandise inventories are stated at cost determined by the retail inventory method.

Supplies are stated at cost determined by the most recent purchase price method.

**(7) Property and equipment**

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets assuming no residual value.

**(8) Retirement and severance benefits**

Effective February 1, 2001, the Company adopted new accounting standards for employees' retirement and severance benefits. Under the new standards, accrued retirement and severance benefits are provided based on the estimated retirement and severance benefits obligations and available pension assets.

The unrecognized benefit obligation at transition of ¥410 million (US$3.1 million) was charged to income in the year ended January 31, 2002 and actuarial gains and losses are amortized using the straight-line method over 12 years, which is within the estimated average remaining service years of employees.

Prior to February 1, 2001, contributions to the plan were funded at an amount determined actuarially, and were expensed as incurred.

In addition, directors and corporate auditors of the Company are customarily entitled to lump-sum payments under their respective unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made based on the amount which would be paid if all persons covered by the plan voluntarily resigned from their positions as of the balance sheet date.

**(9) Leases**

Where finance leases do not transfer ownership of the leased property to the lessee during or at the end of the term of the lease, the leased property is not capitalized and the related rental and lease expenses are charged to income as incurred.

**(10) Common stock issuance costs**

Common stock issuance costs are charged to income as incurred.

**(11) Appropriation of retained earnings**

Under the Japanese Commercial Code, the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriation. See Note 14 (1).

**(12) Per share information**

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year, retroactively adjusted for the November 2001 stock split. The weighted average number of shares of common stock used in the computation were 33,438,459 and 34,427,793 for the years ended January 31, 2001 and 2002, respectively.

Diluted net income per share is computed based on the weighted average number of shares of common stock and contingently issuable shares of common stock from warrants outstanding during each year, retroactively adjusted for the November 2001 stock split.

Cash dividends per share presented in the non-consolidated statements of income represent the cash dividends declared during each fiscal year, retroactively adjusted for the November 2001 stock split.

**(13) Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions which affect the amounts reported in the financial statements and the accompanying notes. The actual results, however, could differ from these estimates.

## 2. U.S. DOLLAR AMOUNTS

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥132.90 = US$1.00, the rate of exchange prevailing on January 31, 2002. The U.S. dollar amounts are included solely for the convenience of readers and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

## 3. NEW ACCOUNTING STANDARDS

The Company adopted the following new accounting standards for the year ended January 31, 2002:

**(Employees' retirement and severance benefits)**

Effective February 1, 2001, the Company adopted new accounting standards for employees' retirement and severance benefits. As a result, expenses for employees' retirement and severance benefits increased by ¥415 million (US$3.1 million) for the year ended January 31, 2002, including a change of ¥410 million (US$3.1 million) for the unrecognized benefit obligation at transition. In addition, operating income and income before income taxes decreased by ¥5 million (US$41,956) and ¥415 million (US$3.1 million), respectively, for the year ended January 31, 2002 (see Note 8).

**(Financial instruments)**

Effective February 1, 2001, the Company adopted new accounting standards for financial instruments and changed the method of valuation of securities, the accounting treatment for a portion of fixed leasehold deposits and the basis of providing an allowance for doubtful accounts. As a result, operating income decreased by ¥486 million (US$3.7 million) and income before income taxes increased by ¥833 million (US$6.3 million).

**(Foreign currency transactions)**

Effective February 1, 2001, the Company adopted revised accounting standards for foreign currency transactions. This change did not result in a material effect on the financial position of the Company as of January 31, 2002 or the result of its operations and cash flows for the year then ended.

## 4. RELATED PARTY TRANSACTIONS

The Company has entered into license and marketing agreements with Toys"R"Us Service Inc. and Geoffrey International Inc. which are valid for twenty years from February 1, 2000. Under the terms of these license and marketing agreements, the Company recorded net royalty expenses of ¥3,082 million and ¥3,492 million (US$26.3 million) for the years ended January 31, 2001 and 2002, respectively.

Under the terms of a license agreement with McDonald's Company (Japan) Ltd., the Company recorded royalty expenses of ¥771 million and ¥873 million (US$6.6 million) for the years ended January 31, 2001 and 2002, respectively.

In addition, under the terms of guaranty agreements with TOYS"R"US, Inc. and McDonald's Company (Japan) Ltd., the Company recorded guaranty fees to these companies for the years ended January 31, 2001 and 2002 as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| For the years ended | 2001 | **2002** | **2002** |
| TOYS"R"US, Inc | ¥100 | **¥81** | **$611** |
| McDonald's Company (Japan), Ltd. | ¥ 25 | **¥20** | **$153** |

## 5. INVENTORIES

Inventories as of January 31, 2001 and 2002, consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| | 2001 | **2002** | **2002** |
| Merchandise | ¥21,936 | **¥22,767** | **$171,312** |
| Supplies | 152 | **143** | **1,072** |
| Total | ¥22,088 | **¥22,910** | **$172,384** |

## 6. INVESTMENT SECURITIES

Investment securities as of January 31, 2001 and 2002, consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| | 2001 | **2002** | **2002** |
| Investments in affiliates | ¥144 | **¥143** | **$1,076** |
| Other investment | – | **3** | **22** |
| Total | ¥144 | **¥146** | **$1,098** |

## 7. INDEBTEDNESS

Short-term loans from banks consisted of unsecured loans at weighted average interest rates of 0.686% per annum and 0.326% per annum as of January 31, 2001 and 2002, respectively.

Long-term debt as of January 31, 2001 and 2002, including the current portion, consisted of borrowings from banks and other financial institutions at weighted average interest rates of 3.887% and 4.561 %, respectively.

The aggregate annual maturities of long-term debt subsequent to January 31, 2003 were:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| For the year ended January 31, 2004 | ¥ 880 | $ 6,622 |
| For the year ended January 31, 2005 | 880 | 6,622 |
| For the year ended January 31, 2006 | 880 | 6,622 |
| For the year ended January 31, 2007 | 880 | 6,622 |
| For the year ended January 31, 2008 and thereafter | 15,640 | 117,681 |
| Total | ¥19,160 | $144,169 |

## 8. EMPLOYEES' RETIREMENT AND SEVERANCE BENEFITS

The Company has a defined benefit plan covering substantially all of its employees, funded through the tax qualified pension plan. Under the plan, eligible employees are entitled to lump-sum or pension retirement and severance benefits, determined by points accumulated monthly based on employees' contributions, length of service and the conditions under which the termination occurs.

The following table summarizes the funding status and amounts recognized in the balance sheet as of January 31, 2002:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Retirement and severance benefit obligation | ¥1,116 | $ 8,397 |
| Plan assets | (532) | (4,000) |
| Unfunded benefit obligation | 584 | 4,397 |
| Unrecognized actuarial gains and losses | (154) | (1,160) |
| Accrued pension cost | ¥ 430 | $ 3,237 |

The following table summarizes the components of net benefit expense for the year ended January 31, 2002:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Service cost | ¥206 | $1,553 |
| Interest cost on benefit obligation | 26 | 194 |
| Expected return on plan assets | (11) | (81) |
| Amortization of unrecognized benefit obligation at transition | 410 | 3,083 |
| Net benefit expense | ¥631 | $4,749 |

The assumptions used in determining pension benefit obligation are shown below:

| | |
|---|---|
| The method of period allocation of estimated benefits | Straight-line |
| Discount rate | 2.5% (3.0% at beginning of year) |
| Expected rate of return on assets | 2.5% |
| Recognition period of actuarial gains and losses | 12 years |
| Amortization period of unrecognized benefit obligation at transition | 1 year |

## 9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Major elements of selling, general and administrative expenses for the years ended January 31, 2001 and 2002 were:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| For the years ended | 2001 | 2002 | 2002 |
| Advertising and promotions | ¥ 3,644 | ¥ 4,085 | $ 30,737 |
| Royalty fees | 3,866 | 4,366 | 32,854 |
| Payroll | 10,020 | 10,907 | 82,067 |
| Rent | 11,928 | 13,837 | 104,114 |
| Utilities | 1,490 | 1,676 | 12,612 |
| Supplies | 1,247 | 928 | 6,979 |
| Depreciation | 1,913 | 2,362 | 17,775 |
| Others | 5,264 | 5,431 | 40,868 |
| Total | ¥39,372 | ¥43,592 | $328,006 |

## 10. INCOME TAXES

The significant components of deferred tax assets and liabilities as of January 31, 2001 and 2002 were:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| | 2001 | 2002 | 2002 |
| Deferred tax assets — Current: | | | |
| Accrued expenses | ¥ 47 | ¥ 60 | $ 450 |
| Accrued enterprise tax | 234 | 295 | 2,221 |
| Accrued business space tax | 54 | 56 | 418 |
| Accrued property tax | 108 | 129 | 970 |
| Inventory valuation | 175 | 265 | 1,997 |
| Accrued employees' bonus | 65 | 23 | 175 |
| Others | 7 | 13 | 95 |
| Total | ¥690 | ¥ 841 | $6,326 |
| Deferred tax assets — Non-current: | | | |
| Fixed leasehold deposits | ¥100 | ¥ 129 | $ 974 |
| Allowance for directors' retirement benefits | 56 | 66 | 493 |
| Property and equipment | 53 | 95 | 717 |
| Accrued pension cost | 7 | 178 | 1,340 |
| Others | 2 | 1 | 9 |
| Sub-total | ¥218 | ¥ 469 | $3,533 |
| Deferred tax liabilities — Non-current: | | | |
| Fixed leasehold deposits | – | ¥ 82 | $ 620 |
| Depreciation | 152 | 167 | 1,255 |
| Sub-total | ¥152 | ¥ 249 | $1,875 |
| Net deferred tax assets — Non-current | ¥ 66 | ¥ 220 | $1,658 |
| Net deferred tax assets | ¥756 | ¥1,061 | $7,984 |

Income taxes applicable to the Company were comprised of corporation tax, inhabitant taxes and enterprise tax which, in the aggregate, resulted in statutory tax rates of approximately 41.38% for the years ended January 31, 2001 and 2002.

Following is the reconciliation of the statutory tax rate to the effective income tax rate as a percentage of income before income taxes for the year ended January 31, 2002:

| | |
|---|---|
| Japanese statutory tax rate | 41.38% |
| Adjustments: | |
| Entertainment | 0.07 |
| Inhabitant taxes per capita | 4.01 |
| Others | 0.48 |
| Effective income tax rate | 45.94% |

## 11. LEASES

The following pro forma amounts represent the acquisition cost, accumulated depreciation and net book value equivalent of leased equipment as of January 31, 2001 and 2002, and the related depreciation and interest expense for the years ended January 31, 2001 and 2002, which would have been reflected in the balance sheets and statements of income if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| | 2001 | **2002** | **2002** |
| Acquisition cost | ¥ 45 | **¥149** | **$1,124** |
| Accumulated depreciation | (32) | **(20)** | **(150)** |
| Net book value equivalent | ¥ 13 | **¥129** | **$ 974** |

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| For the years ended | 2001 | **2002** | **2002** |
| Depreciation expense | ¥18 | **¥27** | **$203** |
| Interest expense | 1 | **1** | **9** |

Lease expenses related to finance leases accounted for as operating leases amounted to ¥19 million and ¥28 million (US$209,391) for the years ended January 31, 2001 and 2002, respectively.

The present value of future rental expenses under finance leases accounted for as operating leases outstanding as of January 31, 2001 and 2002 were:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | January 31, | | January 31, |
| | 2001 | **2002** | **2002** |
| Within 1 year | ¥ 9 | **¥ 45** | **$335** |
| Over 1 year | 4 | **85** | **643** |
| Total | ¥13 | **¥130** | **$978** |

## 12. DERIVATIVE TRANSACTIONS

The Company enters into foreign exchange forward contracts to hedge the foreign exchange risks associated with foreign currency-denominated imports. All derivative transactions are entered into solely for the purpose of hedging risks associated with the Company's business activities and not for trading purposes, and are limited in amount accordingly. The Company only enters into derivative transactions in which major international financial institutes are the counterparties, and has internal policies, credit limits and other procedural safeguards concerning the entry into derivative contracts.

Summarized below are the notional amounts and the estimated fair value of the derivative transactions outstanding as of January 31, 2002:

[Currency-related transactions]

| | Millions of Yen | | |
|---|---|---|---|
| Type | Contracted amount | Market value | Unrealized gain/(loss) |
| Foreign exchange forward contract | | | |
| Buy: | | | |
| US Dollar | ¥133 | ¥133 | ¥0 |
| Total | ¥133 | ¥133 | ¥0 |

## 13. COMMITMENT AND CONTINGENT LIABILITIES

As of January 31, 2002, the Company had the following contingent liabilities:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Loan commitment with K.K. Funding Corp. | ¥3,944 | $29,676 |
| Guarantee of loans with Toysrus.com (Japan), Ltd. | 145 | 1,091 |

## 14. SUBSEQUENT EVENTS

(1) The following appropriations of retained earnings were approved at the general shareholders' meeting held on April 25, 2002:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Cash dividends (¥10 (US$0.08) per share) | ¥344 | $2,591 |
| Bonuses to directors | 10 | 75 |
| Total | ¥354 | $2,666 |

(2) The purchase of up to 700,000 shares (limited to total acquisition cost of ¥2,500 million (US$18.8 million)) of the Company's common stock as treasury stock was authorized by shareholders at the general meeting held on April 25, 2002.

(3) The shareholders approved a stock incentive plan at the general meeting held on April 25, 2002. The plan provides for the issuance of options to purchase up to 293,200 shares of common stock to directors and employees. The options may be exercised during the period from April 26, 2004 until April 25, 2007, and the exercise price will be equal to the fair market value of the Company's common stock, at the date of grant.

## INDEPENDENT AUDITORS' REPORT

**The Board of Directors and Shareholders**
**Toys"R"Us-Japan, Ltd.**

We have audited the non-consolidated balance sheets of Toys"R"Us-Japan, Ltd. as of January 31, 2002 and 2001, and the related non-consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in Japanese yen, present fairly the financial position of Toys"R"Us-Japan, Ltd. at January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles and practices generally accepted in Japan, applied on a consistent basis.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended January 31, 2002 are presented solely for the convenience of readers. Our audits also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.

Shin Nihon & Co.

Tokyo, Japan
April 25, 2002

*See Note 1 to the non-consolidated financial statements which explains the basis of preparing the non-consolidated financial statements of Toys"R"Us-Japan, Ltd. under Japanese accounting principles and practices.*

# Corporate Data

## CORPORATE DATA

**Corporate Name:** Toys"R"Us-Japan, Ltd.

**Address:** Solid Square West Tower, 12th Floor
580 Horikawa-cho, Saiwai-ku,
Kawasaki 212-8566, Japan
Tel: +81-44-549-9072

**Date of Establishment:** November 21, 1989

**Paid-in Capital:** ¥6,034 million

**Common Stock:** Authorized: 45,768,000 shares
Issued and
Outstanding: 34,437,000 shares

(Note):Reflecting the revision of the articles of association, the number of authorized shares was changed to 137,748,000 as of April 25, 2002.

**Number of Shareholders:** 3,779

**Major Shareholders:**

| | Shares (thousands) | Percentage of issued and outstanding shares |
|---|---|---|
| TRU, Inc. | 16,452 | 47.77% |
| McDonald's Company (Japan), Ltd. | 3,813 | 11.07% |
| UFJ Trust Bank | 1,674 | 4.86% |
| Trust & Custody Services Bank | 1,536 | 4.46% |
| Japan Trusty Service Trust Bank | 1,021 | 2.96% |
| Mitsubishi Trust Bank | 842 | 2.44% |
| Chuo Mitsui Trust Bank | 801 | 2.32% |
| The Chase Manhattan Bank NA London (SL Omnibus Account) | 646 | 1.87% |
| The Dai-ichi Mutual Life Insurance | 607 | 1.76% |
| United Nations for the United Nations (Joint Staff Pension Fund) | 450 | 1.30% |

## BOARD OF DIRECTORS

**Chairman of the Board of Directors and Representative Director**
John Barbour

**Vice-Chairman of the Board of Directors and Representative Director**
Den Fujita

**President and Representative Director, Director and General Manager of Merchandising**
Manabu Tazaki

**Managing Director, Director and General Manager of Store Development and Construction**
Shigehiko Ozawa

**Director, Director of Finance**
Koji Iida

**Statutory Auditors**
Yasuo Shino
Mutsuhira Toyoda
Noritaka Moriuchi

## SHARE PRICE CHART



(¥)
20,000
15,000
10,000
5,000
0
28, Feb. 30, Mar. 27, Apr. 31, May 29, Jun. 31, Jul. 31, Aug. 28, Sep. 31, Oct. 30, Nov. 28, Dec. 31, Jan.
2001
2002
The Company's Stock Price
Nikkei 225 Average Stock Price


Note: A 1:3 stock split took place on November 20, 2001.

## APPENDIX

### Reliance on Leased Facilities

We lease most of our property, including our head offices, our store sites and buildings and our two distribution centers. Lease terms for these properties are usually 15—20 years. Although most of our leases provide for fixed rental payments over the lease term, a number provide for variable rental payments tied to sales levels at the applicable store.

As is customary in Japan, we are required to make substantial deposits at the commencement of the lease, and a large portion of our assets, 31.0% as of January 31, 2002, were comprised of such deposits.

As there are few preexisting buildings in Japan that fit our requirements, the landlords are required to build the facilities to our specifications. These deposits are usually repaid by the landlord under the terms of the lease. We normally receive little or no interest on our collaborative deposits until the fifth or tenth year of the lease term, when interest starts accruing at a rate of approximately 2%. As of January 31, 2002, the collaborative deposits accounted for approximately 59.8% of our fixed leasehold deposits.

### Regulations

Our ability to open new stores and our operation of existing stores is subject to restrictions imposed by the Large Scale Retail Store Location Law. Under this law, the establishment with total retail space of 1,000m² or greater must be reported to local governments.

Under the guidelines for the establishment of large stores, before a notification can be sent to the local governments, the opinions of local residents, the interests of local merchants in the area and other factors must be taken into account. Under the Large Scale Retail Store Location Law, the store cannot start operation unless and until the procedures are completed.

## THE COMPANY'S BUSINESS RELATIONSHIPS

Toys"R"Us-Japan, Ltd. licenses the right to use the TOYS"R"US merchandising concept and certain key trademarks under license agreements with Toys"R"Us-Service Inc. and Geoffrey International, Inc., members of the TOYS"R"US Group. Royalties are paid to the above. On the other hand, we are paid for marketing activities in Japan under a marketing support contract with the licensors. We pay royalties, under a service agreement with our major shareholder, McDonald's Company (Japan), Ltd. for assistance relating to identification of potential store locations, development of sites and conduct of retail operations in Japan.



Customers
Merchandise
Merchandise
Merchandise
Toys"R"Us-Japan, Ltd. (Licensee)
Toysrus.com (Japan), Ltd.
Provision of Marketing Support
Payment of Marketing Support Fees
Trademark Rights and Provision of Management Know-how
Payment of Royalties
Import Agency Business
Payment of Import Agency Fees
TRU (HK) Limited
Provision of Services
Payment of Royalties
Licensor
Toys"R"Us-Service Inc.
Geoffrey International, Inc.
TRU Inc.
McDonald's Company (Japan), Ltd.
Toys"R"Us Del Operations, Inc.
Toys "R" Us Inc.
Merchandise Flow
Flow of Service Provision
Capital Relationship

**Toys"R"Us-Japan, Ltd.**

Solid Square West Tower, 12th Floor
580 Horikawa-cho, Saiwai-ku,
Kawasaki 212-8566, Japan
Tel: +81-44-549-9072



This annual report is printed on recycled paper.
Printed in Japan